September 24, 2014	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust IV, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-54939

Dear Mr. Woody:

On behalf of Cole Credit Property Trust IV, Inc. (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 11, 2014 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed March 31, 2014 (the “Form 10-K”).

Note 4 – Real Estate Acquisitions, page F-16

Comment No. 1: We note that you acquired 248 properties for an aggregate of $1.7 billion and 89 properties for an aggregate of $515 million during 2013 and 2012, respectively. We also note, from your Schedule III, that many of the properties have the same date acquired and that several were acquired within a short period of time. Please clarify if there were any transactions in which more than one property was acquired or if any transactions were similarly related. If so, please tell us how you assessed materiality in the aggregate when individual properties were insignificant and the need for financial statements pursuant to Rule 3-14 of Regulation S-X.

Response: The Company confirms that there were certain transactions during 2013 and 2012 whereby the Company acquired more than one property or determined that multiple transactions involved the acquisition of properties that were “related,” as assessed by the Company pursuant to Note 2 to Section 2310.1 of the Division of Corporation Finance Financial Reporting Manual (the “Manual”). Specifically, if the properties are under common control or management, the acquisition of one property is conditioned on the acquisition of each of the other properties or each acquisition is conditioned on a single common event, the Company aggregated the transactions and assessed significance and the need for financial statements pursuant to Section 2325.3 of the Manual during the distribution period (as the Company was engaged in a “blind pool” offering, as defined in Section 2325.1 of the Manual, throughout 2013 and

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center   |   3343 Peachtree Road, NE   |   Atlanta, Georgia 30326

Atlanta   •  Beijing   •  Raleigh-Durham   •  Savannah   •  Taipei   •  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

September 24, 2014

2012). After assessing its 2013 and 2012 portfolio acquisitions and acquisitions of related properties at the time of those property acquisitions and on an ongoing basis, as applicable, the Company determined that none of these acquisitions were significant, and therefore the Company respectfully submits that no financial statements were required by Rule 3-14 of Regulation S-X in connection with the Company’s 2013 and 2012 transactions.

* * * * *

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner
Seth K. Weiner

cc: Simon J. Misselbrook

COLE CREDIT PROPERTY TRUST IV, INC.

September 24, 2014

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust IV, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-54939

Dear Mr. Woody:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Credit Property Trust IV, Inc. (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2014;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cole Credit Property Trust IV, Inc.

By:	/s/ Simon J. Misselbrook
Name:	Simon J. Misselbrook
Title:	Chief Financial Officer